Exhibit 99.1

Samsung Selects Spreadtrum Baseband for GPRS Feature Phones

Samsung E1282 and E1263 Trios ship with Spreadtrum’s SC6530 to consumers around the world

SHANGHAI, CHINA – November 8, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that Samsung has started shipping Spreadtrum’s 40nm 2.5G baseband, the SC6530, in its two feature phone models, Samsung E1282 (GT-E1282T) and E1263 Trios (GT-E1263B), for sale.

“The 2.5G design wins with Samsung demonstrate Spreadtrum’s ability to meet Samsung’s stringent quality and performance requirements with a cost-effective solution,” said Dr. Leo Li, president and CEO of Spreadtrum Communications. “Feature phones continue to make up a significant portion of global handset shipments, especially to consumers in emerging markets. Samsung, recognized globally for its innovation and quality, is one of the world’s largest suppliers of 2.5G handsets. Our ability to support them will help expand our business in this segment.”

Spreadtrum also supplies Samsung with basebands supporting China’s 3G TD-SCDMA standard for its flagship smartphones, the Samsung GALAXY S III, the Samsung GALAXY Note and the recently launched GALAXY Note II.

The SC6530 is the industry’s first 2.5G baseband designed with 40nm CMOS process technology. The product integrates Spreadtrum’s baseband and RF transceiver technology into a single-chip, simplifying design and reducing overall solution footprint. The SC6530 incorporates an ARM9 processor for high performance and supports quad-band GSM/GPRS, multi-SIM function, HVGA display, H.264 decode and integrates an audio PA.

The SC6530 is shipping now in Samsung E1282 (GT-E1282T) and E1263 Trios (GT-E1263B), for sale.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Exhibit 99.1

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the Company’s ability to meet Samsung’s requirements, feature phones being a significant portion of global handset shipments and the Company’s ability to support Samsung being helping expand the Company’s business in the segment of 2.5G handsets, The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for 2.5G handsets; the state of and any change in the Company's relationship with Samsung; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148